[lLOGO] USBANCORP
               Asset Management

BC-MN-H21 0

Richard J. Ertel
800 Nicollet Mall

Disclosure Counsel
Minneapolis, Minnesota 55402

Direct Dial: 612.303.4928
Facsimile: 612.303.7882
E-mail: richard.ertel@usbank.com

August 26, 2004

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

VIA EDGAR

RE:

Rule l7g-1 Fidelity Bond Filing

Information with Respect to Period Covering July 1, 2004 through June 30, 2005 for the Following Investment Companies (Investment Company Act of 1940 File Number): American Income Fund, Inc. (811-05642), American Municipal Income Portfolio Inc. (811-07678), American Select Portfolio Inc. (811-07838), American Strategic Income Portfolio Inc. (811-06404), American Strategic Income Portfolio Inc. II (811-06640), American Strategic Income Portfolio Inc. III (811-07444), First American Funds, Inc. (811-03313), First American Investment Funds, Inc. (811-05309), First American Insurance Portfolios, Inc. (811-09765), First American Strategy Funds, Inc. (811-07687), First American Minnesota Municipal Income Fund II, Inc. (811-21193), and Minnesota Municipal Income Portfolio Inc. (811-07680) (each a “Fund”)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a.

A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from July 1, 2004 through June 30, 2005 is enclosed under Exhibit 1;

b.

A copy of the resolution from the June 25, 2004, meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2004 through June 30, 2005 is enclosed under Exhibit 2;

c.

A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from July 1, 2004 through June 30, 2005 is enclosed under Exhibit 3;

August 26, 2004

d.

Premiums have been appropriately paid for the period from July 1, 2004 through June 30, 2005; and

e.

A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the enclosed postage paid envelope. Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel
Disclosure Counsel

Encl.

cc:

Thomas S. Schreier, Jr.

Charles R. Manzoni, Jr.

Joshua R. Reding